U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
o Check this box if no longer
subject to Section 16.

               Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940

Form 4 or Form 5
obligations may continue.
See Instruction 1(b).


1. Name and Address of Reporting Person:
  The David Michael Irrevocable Trust
  268 West 400 South - Suite 300
  Salt Lake City, Utah 84101

2. Issuer Name and Ticker or Trading Symbol:
   CyberAmerica
   OTC-Bulletin Board Symbol = CYAA

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year:
     May 1999

5. If Amendment, Date of Original(Month/Year):

6. Relationship of Reporting Person to Issuer (Check all applicable):
  _____ Director                    _______10% Owner

  _____ Officer(give title below)   __X___Other (specify below)
                                             Owner 6.5%

                       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security 2. Transaction   3. Transaction  4. Securities Acquired (A) 5. Amount of       6. Ownership      7. Nature
    (Instr. 3)            Date             Code           or Disposed of (D)       Securities           Form:         of Indirect
                     (Month/Day/Year)   (Instr. 8)        (Instr. 3, 4 and 5)      Beneficially      Direct (D) or     Beneficial
                                                                                  Owned at End       Indirect (I)      Ownership
                                                                                   of Month          (Instr. 4)       (Instr. 4)
                                                                                  (Instr. 3 and 4)
                                                               (A) or
                                         Code     V    Amount    (D)    Price
Common Stock         March 11, 1999       P            7,500      A    $0.5641       15,500               D
Common Stock         March 22, 1999       P            5,000      A    $0.5238       15,500               D
Common Stock         April 14, 1999       P            5,000      A    $0.3860      100,500               D
Common Stock         April 19, 1999       P            2,500      A    $0.8438      100,500               D
Common Stock         April 19, 1999       P            5,000      A    $0.8750      100,500               D
Common Stock         April 19, 1999       P            5,000      A    $0.9063      100,500               D
Common Stock         April 20, 1999       P            3,000      A    $1.0313      100,500               D
Common Stock         April 20, 1999       P            4,000      A    $1.0811      100,500               D

Reminder:  Report on a separate line for each class of securities beneficially
                          owned directly or indirectly.                  (Over)
                          (Print or Type Responses)             SEC 1474 (8-92)

Common Stock         April 20, 1999       P            2,000      A    $1.0625     100,500               D
Common Stock         April 20, 1999       P            5,000      A    $0.8438     100,500               D
Common Stock         April 21, 1999       P            2,500      A    $1.3438     100,500               D
Common Stock         April 21, 1999       S            1,000      D    $1.6875     100,500               D
Common Stock         April 21, 1999       P           15,500      A    $1.378      100,500               D
Common Stock         April 23, 1999       P            7,500      A    $1.2407     100,500               D
Common Stock         April 23, 1999       P            2,000      A    $1.1875     100,500               D
Common Stock         April 23, 1999       P            5,000      A    $1.2963     100,500               D
Common Stock         April 26. 1999       P            1,000      A    $1.2113     100,500               D
Common Stock         April 26, 1999       P            2,500      A    $1.1875     100,500               D
Common Stock         April 26, 1999       P            1,000      A    $1.2500     100,500               D
Common Stock         April 26, 1999       P            7,500      A    $1.2813     100,500               D
Common Stock         April 29, 1999       P            5,000      A    $0.8750     100,500               D
Common Stock         April 29, 1999       P            2,500      A    $0.8800     100,500               D
Common Stock         April 29, 1999       P            2,500      A    $0.8438     100,500               D
Common Stock         May 3, 1999          P            5,000      A    $0.8421     199,100               D
Common Stock         May 3, 1999          P            3,000      A    $0.7901     199,100               D
Common Stock         May 3, 1999          P           10,000      A    $0.8125     199,100               D
Common Stock         May 3, 1999          P            3,000      A    $0.8438     199,100               D
Common Stock         May 4, 1999          P            2,500      A    $0.7500     199,100               D
Common Stock         May 4, 1999          P            3,500      A    $0.7800     199,100               D
Common Stock         May 6, 1999          P           12,600      A    $0.8710     199,100               D
Common Stock         May 7, 1999          P            3,000      A    $0.9063     199,100               D
Common Stock         May 11, 1999         P            2,500      A    $0.9130     199,100               D
Common Stock         May 12, 1999         P            5,000      A    $0.9375     199,100               D
Common Stock         May 13, 1999         P           22,500      A    $1.1600     199,100               D

Reminder:  Report on a separate line for each class of securities beneficially
                         owned directly or indirectly.                   (Over)
                        (Print or Type Responses)               SEC 1474 (8-92)

Common Stock        May 14, 1999         P             5,500      A    $1.0357     199,100               D
Common Stock        May 18, 1999         P             2,500      A    $1.00       199,100               D
Common Stock        May 19, 1999         P             3,500      A    $1.1667     199,100               D
Common Stock        May 19, 1999         P            11,500      A    $1.0625     199,100               D
Common Stock        May 25, 1999         P             1,000      A    $1.8125     199,100               D
Common Stock        May 25, 1999         P             2,000      A    $1.6719     199,100               D

Reminder:  Report on a separate line for each class of securities beneficially
                         owned directly or indirectly.                  (Over)
                         (Print or Type Responses)             SEC 1474 (8-92)


FORM 4(continued)          Table II -- Derivative
                      Securities Acquired, Disposed of, or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)

1. Title of    2. Conversion or  3. Transaction      4. Trans-    5. Number of        6. Date          7. Title and       8. Price
   Derivative Exercise Price of  Date (Month/           action      Derivative       Exercisable and     Amount of            of
   Security     Derivative        Day/Year)             Code        Securities      Expiration Date      Underlying          Deriv-
  (Instr. 3)     Security                            (Instr. 8)    Acquired (A) or     (Month/         Securities           ative
                                                                    Disposed of (D)    Day/Year)      (Instr. 3 and 4)     Security
                                                                  (Instr. 3, 4,& 5)                                        (Instr.5)
                                                                                      Date    Expir-           Amt.. or
                                                      Code  V      (A)     (D)        Exer-   ation    Title    No.of
                                                                                     cisable   Date             Shares




                         Table II (continued)

9. Number          10.Owner-       11. Nature
    of             ship Form            of
 Derivative           of             Indirect
 Securities       Derivative        Beneficial
Beneficially       Security:          Owner-
   Owned at         Direct (D)         ship
   End of         or Indirect       (Instr. 4)
    Month            (I)
(Instr. 4)         (Instr. 4



Explanation of Responses:




** Intention misstatements or omission of facts constitute
         Federal Criminal Violations.
 See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     /s/BonnieJean C. Tippetts                                June 15, 1999
     -------------------------                                -------------
  **Signature of BonnieJean C. Tippetts, as Trustee             Date
      of The David Michael Irrevocable Trust


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
                                                                         Page 2
                                                               SEC 1474 (8-92)